Form SBSE-A Amendment

Filing Date: May 09, 2024

Summary of Changes:

1. Non-Material Updates to Principals
   - Michelle Hinchliffe: Name updated from Hincliffe to Hinchliffe
   - Wayne Byres: Middle Initial "S" added
2. Schedule F, Section II: Updates to OUS Regulators to ensure names match NFA Values
   - II.1.7: Prudential Regulation Authority (PRA) to Prudential Regulatory Authority (PRA)
   - II.1.11: Taiwan Central Bank of China (CBC) to Central Bank of the Republic of China (CBC)
   - II.2.1: Thai Securities and Exchange Commission (SEC) to Securities and Exchange Commission
   - II.2.3: Financial Supervisory Service (FSS) to Financial Services Commission / Financial Supervisory Service (FSS)
   - II.2.4: The People's Bank of China to People's Bank of China
3. Updated a new MBL 7R to include an update to an existing disclosure (18181). This disclosure status is now final.
4. In Documents
   - See upload of "mbl7r" to include updated DMP information
   - See upload of "ScheduleBAdditional" to see changes to Principal's names & removal of details for Schedule B, Item 14, Question iii, Prior Investment related experience as all principals listed are registered with NFA